AMENDMENT NO. 5 TO

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

MAGSTAR TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

COMMON STOCK

(Title of Class of Securities)

MagStar Technologies, Inc.

 (Names of persons filing statement)

559774104

(CUSIP Number of Class of Securities)

Jon L. Reissner

Chief Executive Officer

MagStar Technologies, Inc.

410 11th Avenue South

Hopkins, Minnesota 55343

(952) 935-6921

(Name, Address and Telephone Number of Persons Authorized to Receive

Notice and Communications on Behalf of Persons Filing Statement)

with copies to:

William M. Mower, Esq.

Ranga Nutakki, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 672-8200

This statement is filed in connection with (check the appropriate box):

☐            The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐            The filing of a registration statement under the Securities Act of 1933.

☐            A tender offer.

☒          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$208,075.33	$8.18

*      This represents the actual cash payment, equal to the product of a price of $0.425 per pre-split share and approximately 489,589 pre-split shares.

**   Determined pursuant to section 13(e).  The Registrant previously paid a filing fee of  $21.65 on October 5, 2007, so no additional fees are due.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

RESULTS OF GOING PRIVATE TRANSACTION

On February 5, 2008 MagStar Technologies, Inc. (the “Company”) effected a 1-for-2,000 reverse split (the “Reverse Split”) of the Company’s common stock, par value $.1875 per share (“Common Stock”).  Those shareholders who, immediately following the Reverse Split, would have owned less than one share of the Common Stock will, in lieu thereof, be paid an amount, in cash, equal to $0.425 per share of their pre-Reverse Split Common Stock, and will no longer be shareholders of the Company.

In order to receive the cash consideration with respect to the Reverse Split, owners of less than one share of Common Stock following the Reverse Split are required to deliver their stock certificates and a properly completed letter of transmittal to the Company’s exchange agent, American Stock Transfer.  The results of the Company’s going private transaction are as follows:

Number of shares outstanding prior to the transaction:	9,137,223.000
Number of shares outstanding after the transaction:	4,363.817
Number of shareholders of record prior to the transaction:	845
Number of shareholders of record after the transaction:	197
Total cash payable in lieu of fractional shares:	$208,075.33

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

MAGSTAR TECHNOLOGIES, INC.

/s/ Jon L. Reissner
Name: Jon L. Reissner
Dated: August 20, 2008	Title: Chief Executive Officer